ROBERT BRANTL
52 Mulligan Lane
Irvington, NY 10533
914-693-3026
914-693-1807 (fax)

September 1, 2006
VIA EDGAR
Thomas Flinn
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Earthworks Entertainment, Inc.
Item 4.02, Form 8-K
Filed July 10, 2006
File No. 1-15599

Dear Mr. Flinn:

On July 17, 2006 I filed a response to your letter to Peter Keefe dated July 12, 2006. Per our subsequent discussion, I am today filing a supplemental response to Comment #3 in the July 12 letter. The Staff’s comment that was set forth in your letter are repeated below in bold italics.

Form 8-K filed July 10, 2006

3.
Please tell us if your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Form 10-KSB for the fiscal year ended September 30, 2005 and your Form 10-QSB for the fiscal quarter ended March 31, 2006 in light of the material error you have disclosed.

3.   Upon learning of the accounting error disclosed in the 8-K filed on July 10, 2006, management reviewed the adequacy of Earthworks’ disclosure controls and procedures as of September 30, 2005 and as of March 31, 2006. As prescribed by Releases 33-8124 and 33-8328, management discussed the adequacy of the disclosure controls and procedures with the entire Board of Directors, which serves the function of Earthworks’ audit committee. Management also reviewed the adequacy of the disclosure controls and procedures, in light of the error, with Earthworks’ independent auditors. In all cases, the discussion included consideration as to whether the error indicated any requirement to amend or supplement Earthworks’ controls and procedures. The result of these discussions was a determination that the error reported in the July 8-K reflected a misapplication of generally accepted accounting principles, and did not indicate a flaw in Earthworks’ disclosure controls and procedures.

Sincerely,

/s/ Robert Brantl

Robert Brantl